Filed by Brookdale Senior Living Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Emeritus Corporation

(Commission File No. 001-14012)

The following is a transcript of a Brookdale investor conference:

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

JUNE 10, 2014 / 09:40PM GMT, BKD - Brookdale Senior Living Inc at Goldman Sachs Healthcare Conference

CORPORATE PARTICIPANTS

Ross Roadman Brookdale Senior Living Inc. - SVP, IR

Mark Ohlendorf Brookdale Senior Living, Inc. - President, CFO

Andy Smith Brookdale Senior Living, Inc. - CEO

QUESTION AND ANSWER

Unidentified Participant

Welcome and thanks for attending. Next we have Brookdale Senior Living. Up on stage with me I’ve got Mark Ohlendorf, the CFO, and Andy Smith, the CEO of Brookdale. And Ross Roadman’s going to start us off with reading a disclaimer.

Ross Roadman – Brookdale Senior Living Inc. – SVP, IR

Apologize for this, but we announced a merger with Emeritus and we’ve got a shareholder vote coming up in July. So, the lawyers are making me read this, and it’s not short.

Certain statements made during this conference may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We can give no assurance that our expectations will be attained, and actual results and performance could differ materially.

Factors which could cause events or circumstances to differ from the forward-looking statements include but are not limited to risks relating to the merger with Emeritus and the transactions with HCP, and other factors described in Brookdale’s SEC filings.

In connection with the merger, Brookdale has filed with the SEC a registration statement on Form S-4 that includes a proxy statement prospectus which contains important information, free copies of which may be attained on Brookdale’s and the SEC’s websites.

Brookdale and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Brookdale and Emeritus and their ownership of Brookdale and Emeritus common stock is set forth in each of Brookdale’s and Emeritus’s annual reports on Form 10-K/A, each as filed with the SEC on April 30th, 2014. Additional information is included in the joint proxy statement.

This conference shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Unidentified Participant

All right. Now that we’ve got everyone’s attention, let’s get started.

Mark Ohlendorf – Brookdale Senior Living, Inc. – President, CFO

That’s gripping stuff.

Unidentified Participant

No, but in looking at your occupancy rates, you saw some pressure in the first quarter. There is some seasonality to occupancy rates, but generally speaking we are expecting them to rise for the industry. Can you give us an update on what you’re seeing in terms of occupancy rates and where you think they go over the next year or two?

Andy Smith – Brookdale Senior Living, Inc. – CEO

Sure. Thanks, Brian. And we appreciate your time and you inviting us to this conference and everybody here and listening over the Internet.

What we expect for occupancy, and according to our normal seasonal expectations, you normally see occupancy drift down in Q1, plateau, bottom out in Q2 and begin to rise, and then rise through the balance of the year. That’s what we’ve seen last year. We’ve seen it in the previous years.

We expect that to continue. We feel pretty confident about that and have no reason to think that those seasonal trends won’t continue.

Unidentified Participant

And in terms of where you think occupancy rates can go over the next couple years, you could argue that we’ve seen a softer environment in the last five years since the recession. And with the strengthening macro economy, occupancy rates could creep up. What do you think is a good leveling off of occupancy rates in the future?

Andy Smith – Brookdale Senior Living, Inc. – CEO

Let me make sure I —.

Unidentified Participant

The low 90%? If you go back to the peak of occupancy rates, it’s in the low 90-percentage type range.

Andy Smith – Brookdale Senior Living, Inc. – CEO

Right. There are a lot of different ways to answer that question. But, broadly speaking, if you look at a portfolio of the composition of Brookdale’s, then I think occupancy — you’re going to be awfully pleased with occupancy in the 92%-ish type range, 92%, 92.5%, 93% even.

Now, certain of our product lines, independent living, for example, in years past that’s been at 95% occupancy across the portfolio. You’re not going to get that in our skilled portfolio. So, if you just look at our portfolio as a whole, I’d say 92%, somewhere 92%, 93% would be — we’d be awfully proud of that.

Unidentified Participant

And in terms of pricing power, one thing we’ve tried to think of a lot, and part of this is branding, which we’ve talked about before. What sort of price increases do you think you can push through as occupancy creeps up? In the investor’s mind, is it 3%? Is it more?

Mark Ohlendorf – Brookdale Senior Living, Inc. – President, CFO

Our same store pricing growth in the first quarter for the private pay part of our business was about 3.25%. Those numbers bottomed in 2009 or 2010 at a little over 1%. So, it’s kind of gradually accelerated back to the level we’re at.

In prior cycles, when you think about full pricing, what we saw was pricing getting to a level maybe 1.5 points above inflation, maybe two points above inflation in particularly high demand periods. So, if we’re in an environment today where inflation is 2% or 2.5%, fairly full pricing will be at 4%, perhaps just a little bit more.

So, we have a little bit of room to go. But, in general over the last two or three years, we’ve grown occupancy 60, 70 basis point a year. And again, the rate growth has accelerated up into the low 3%.

Unidentified Participant

All right. And then, on the supply side, there’s been rumor that construction starts are up. And what are you seeing in terms of new facilities coming online? And just what’s a typical timeline for those, the construction to come online? Is there a mismatch between the demand and supply where we’re at?

Andy Smith – Brookdale Senior Living, Inc. – CEO

There has been a lot of talk about new construction, although I think if you look at the data, the industry data, the NIC data that you saw for the fourth quarter and the first quarter of this year, new supply was exceeded by absorption rates.

But, there is a lot of talk about new construction. We are seeing some. Some of it’s required. You have to go back and you have to think about, by local market, what’s in that local market. So, you can’t really look at these great big numbers. You have to really drive it down to what’s happening in a local market.

We think the new competition that we’re seeing is relatively isolated. Not that many folks are just going to come in and build a new community right across the street from the existing Brookdale community that’s actually competitive.

And to be clear about that, if someone builds a memory care community and we have an independent living community in that submarket, that’s not competitive. So, when we really get right down to it, we just don’t see that much actual new competition today or coming out of the ground.

Now, that having been said, when we do see new competition, we have to get ready for it. We actually have procedures in place to do that. It starts with protecting our employees. A lot of times if you get a new competitor, they want to steal a Brookdale employee or an associate.

We look at our — do we need to modify our CapEx plans to drive capital expenditure dollars into our community, our incumbent community that’s going to face new competition, things like that that we see.

In terms of the timing for new construction, of course it depends on what size and scope of project somebody is building. But, I’d say on average it’s going to be — even for the smallest community it’s going to take a couple of years to get something out of the ground, entitled, licensed, and opened. For larger communities, it’s going to be three years.

Unidentified Participant

Right. And in terms of the competitive landscape you’re seeing, clearly merging with Emeritus, you are by far the largest player on the street. What are you — but, it’s a very fragmented market. So, what are you doing to differentiate yourself among the smaller regional players in the senior living space?

Andy Smith – Brookdale Senior Living, Inc. – CEO

Well, I hope and we think a number of things. I’ll mention a couple of them.

First and foremost is branding. We started a year ago to establish what we believe is the first nationally known senior living brand out there across the entire country. When you look out into the public’s mind right now there’s a real white space. There’s no known national senior living brand.

We think we have the opportunity to establish that brand. And once we do so, that’ll be a real competitive differentiator in a number of different respects. That’s one thing.

Number two is we think we have an opportunity to innovate by providing new services, new service solutions, new business models to the folks who are actually in our communities and those who are in the geographical area that are in the general community around our communities.

We think we have a real opportunity to extend our brand out into the community, serve people sooner who aren’t yet ready to move into seniors’ housing, establish a relationship with them, develop incremental economics around that, but also be in a place to have that relationship with them and influence where they move when the time is right. That’s one thing in terms of new business solutions that we can offer to people.

Technology is a big place that we think we can create competitive differentiation for us, and size and scale matters in that. So, those are a handful. Those are two or three things that I’d point out.

Unidentified Participant

Right. And we’ve talked about this before, but in terms of industry trends and given the percentage of elderly people considering senior living as an alternative, what are you seeing in the market? And where do you think that can get to over the next decade or so, long term thinking, bringing up awareness and actually increasing senior living as an alternative?

Andy Smith – Brookdale Senior Living, Inc. – CEO

The penetration rate?

Unidentified Participant

Yes, the penetration rate.

Andy Smith – Brookdale Senior Living, Inc. – CEO

So, right now we serve about 15% of the population over the age of 80. And that’s — about half of that is in seniors’ housing and about half of that is in skilled nursing. Skilled nursing is shrinking each year. It has for the past five or six years.

But, you raise a very good point, that a huge opportunity for us as a company and our industry is to increase that penetration rate. Now, the good news is the extent to which there are studies and data tracking that. The University of Michigan, who does the consumer confidence reporting, they actually track senior living.

And the — now, they do it once every seven years or so, but the good news is that folks of that age who are acquainted with seniors’ housing, it’s doubled from the most recent measurement period compared to the last one. Folks who think that senior — seniors who think that senior living is a good solution for them ultimately in terms of moving in, that’s also doubled to six in 10 seniors.

So, people are becoming more acclimated with the products that we provide, the services that we provide. They’re becoming more familiar with that. And that’s all good news.

Now, they’re getting to be more demanding in terms of consumers as well, so their expectations are higher than maybe they were 10 years ago or something in that neighborhood. But, it’s a real opportunity for us to take that better awareness of what the solutions are that we provide to both seniors and their families and to take it to the next level.

That’s where our branding comes in again that I mentioned. That’s where technology comes in. That’s where new service solutions come in, new opportunities to sell these folks, seniors, new services when they’re actually within our communities.

All of that will conspire together, I think, to increase our penetration rate as a company and as an industry.

Unidentified Participant

And you’ve talked a lot about how the continuum of care differentiates you from a lot of your competitors. Can you give the audience an update on just where you see that as your secret sauce, if you will, on being able to attract seniors and how that really separates you from other senior living providers?

Andy Smith – Brookdale Senior Living, Inc. – CEO

Right. A big part of our philosophy and our strategy is that we think the more of the continuum of care that you have in one campus or in one connected network the better off you are. That creates a better product and a better set of solutions for seniors and their families, what they’re looking to have solved for them. And it’s only — it’s one buying opportunity.

And just to be clear about that, the continuum as we talk about it starts with going up the acuity chain — independent living, assisted living, memory care, and then skilled nursing. We are the only participate in the industry that participates at scale in each one of those verticals of the continuum.

And again, part of our philosophy is we think the more of the continuum of care, the more service solutions that we can provide for folks, the better the overarching product is. It opens the backdoor and allows us to treat people as they age in place, as their acuity creeps up, and in that sense closes the backdoor.

But, it’s more — take, for example, a husband and wife. The husband is suffering from some degree of mental incapacity, but the wife is in relatively good physical and mental condition. They both need a different set of service solutions, so we can present — we can serve both of those folks where we’ve got the continuum of care in one place, or at least in one connected network.

Unidentified Participant

Is there a particular specialty you feel that Brookdale needs to expand more into, whether that be assisted living, memory care, or all of the different service lines?

Andy Smith – Brookdale Senior Living, Inc. – CEO

I think all of the different service lines. What we’re concentrating on right now first and foremost is executing against our plan to integrate the Emeritus team and their communities into our platform.

That right there adds to the continuum of care and increases our geographic concentration and scale in many, many different markets. So, that’s part of the theory and the thesis being doing the deal.

To the extent that we are thinking about new product lines, it’s really looking at the local networks that we have and figuring out what the gaps are. That could include, okay, we don’t have memory care in this particular locale, although we do have independent living and assisted living.

But, we’re not focusing on any particular element of the continuum. It’s just where we have gaps.

Unidentified Participant

And I’ve held off as long as I could, but can we talk about Emeritus for a second?

Andy Smith – Brookdale Senior Living, Inc. – CEO

Sure.

Unidentified Participant

It’s been a few months since you’ve announced the deal. Any updates in terms of time for closing and just the overall opportunity that you see there? Are you more positive today than you were when the deal was announced? Any surprises?

Andy Smith – Brookdale Senior Living, Inc. – CEO

I don’t think it’s possible to be more positive than when I was — then when it was announced. I’ll say that we’ve had no surprises. The process has gone smoothly.

To handle some of the administrative parts of it, we always thought that — and we continue to expect. We announced that we thought the transaction would close in the third quarter of this year. That continues to be our expectation.

The real driver behind that is getting the licenses and the right permits in hand. That is a bureaucratic process. It’s going smoothly. It’s actually going a little bit better than we had originally anticipated.

Now, there’s always the risk of the unknown, but that process takes time. Each particular state has a different timeframe associated with it. And that’s going along smoothly.

The other administrative burdens that we have to jump past would be the antitrust review. That’s already happened. We’ve gotten clearance on that. Our shareholders’ meeting is set for the 10th of July. We don’t expect a problem with that. Lender consents and assumption of Emeritus’s debt, that’s going along smoothly. We have relationships with all of their lenders.

So, really we think we’ll be in a place to close as soon as the last of the license requirements are in place.

Unidentified Participant

Okay. And then, you recently talked about partnering with HCP to do a number of rearrangements on leases and that. Can you give us an update on what exactly you’re doing there? And what is the opportunity from an accretion standpoint with the HCP deal?

Andy Smith – Brookdale Senior Living, Inc. – CEO

Right. Early on in the process of looking at the Emeritus transaction, we identified an opportunity. We and HCP together identified an opportunity to do a couple of things.

Jumping ahead, this creates $0.10 of accretion for Brookdale. What we did — it’s hard to simplify this, but fundamentally what we did is we took — Emeritus had a set of purchase options on some HCP properties. We monetized those purchase options by exchanging them or trading them for amendments and restructuring of Emeritus’s existing leases which were, at least in our view, pretty leveraged with out of market escalators.

And we did that by converting the 202 Emeritus leases that they had with HCP, or leases on 202 communities. We converted 153 of those to a new triple net lease, or we will once we close this transaction. We will convert those to a new triple net lease structure with reduced escalators and with reduced rent.

At the same time, we took 48 of those communities and converted those to a joint venture RIDEA partnership with HCP. Those assets currently are not covering their existing leases, so the coverage is less 1-0, but there is upside to those.

So, we traded these purchase options which we calculated as having a value of $140 million to $160 million for concessions or restructurings, modifications on the existing lease portfolio, that we thought was commensurate with the value that we gave up in those purchase options.

Separately from that, we created a $1.2 billion joint venture that is directed at our entrance fee platform, which is a segment of senior living that is not as well followed or as understood as other segments.

We love this business, and we think there’s a real opportunity to create what we call the killer app in this space. And we think it’s a growth opportunity for us to make acquisitions in a less competitive environment and therefore at cap rates that are 300 to 400 basis points wide of what rental senior housing trades at.

So, we’ve recapitalized our entrance fee portfolio. We are going to buy four additional entrance fee communities which we operate. And we will own this joint venture 51% at the end of it all, HCP will own 49% of it, and we’ll manage the enterprise. We expect it to be a growth vehicle as we move forward.

Unidentified Participant

Sounds like you’re going to be busy in the next couple quarters.

Andy Smith – Brookdale Senior Living, Inc. – CEO

Well, Mark is.

Mark Ohlendorf – Brookdale Senior Living, Inc. – President, CFO

Yes.

Unidentified Participant

In terms of debt levels and in leverage, what’s your comfortable range? Where do you expect debt and leverage to get to over the next year or two? What’s your target?

Mark Ohlendorf – Brookdale Senior Living, Inc. – President, CFO

In terms of on balance sheet funded net debt, we set a target in 2008 to get to 6 times funded net debt to EBITDA. We actually got to that level about two years ago. First quarter we were just under 6 times.

Emeritus is slightly over that level. They’re at 6.4, 6.5 times. So, pro forma for the deal, we’re a little over our target. But, 12 to 18 months after the deal closes, we’ll organically grow back down to about 6 times.

So, we’re comfortable with the funded debt levels. We will have — and those of you that looked at the pro forma in the proxy, we will have, with the Emeritus lease portfolio, a fair number of capitalized leases, on balance sheet leases, which quite frankly is more of a challenge for us from a supplemental disclosure standpoint that anything.

But, on a funded debt basis, the target’s at 6. We’re a little below that now and expect to be back there within about a year after deal close.

Unidentified Participant

Through growing EBITDA?

Mark Ohlendorf – Brookdale Senior Living, Inc. – President, CFO

Yes.

Unidentified Participant

All right. And then, can you talk a little bit about your Program Max and just the opportunities you see there both with your existing facilities, what additional opportunities you see in your existing facilities and then also rolling that out to Emeritus, what the opportunity is?

Andy Smith – Brookdale Senior Living, Inc. – CEO

Sure, of course. Program Max, for those of you all who aren’t familiar with it, this is — well, it stand for Program Maximized Value, showing how clever we are with our nomenclature.

What this is is an effort, on ongoing effort that we’ve undertaken to recharacterize or reposition our communities. The easiest example of that, again going back to what I said about our philosophy around the necessity to have as much of the continuum of care as you can have in one particular place in a network or on a campus.

So, if we have an independent living community, we think a better product would be to expand it to add assisted living and memory care on that campus, or to convert a floor or a wing to an additional care level.

So, this again is an effort to reposition our communities to make them more attractive to folks moving in and to provide more solutions to their needs as they age in place.

Now, the good news is we’ve been seeing mid-teen unlevered returns from our Program Max opportunities, and we would expect to continue this program for the foreseeable future. It is supercharged with Emeritus. Frankly, I don’t think that they had exactly the same philosophy that we’ve had, but this is now 510 more communities that we can look at with a Program Max filter involved.

And just to give you an example of that, a very basic one, if we have an assisted living community that’s on one corner, Emeritus has an assisted living community on another corner, well, we can take one of those two communities and we can reposition that as a memory care community.

Those two communities, as opposed to being competitors with one another, would become symbiotic. So, that’s Program Max in the nutshell.

Unidentified Participant

And then, clearly we got to get through Emeritus. But, in terms of additional growth for going out and buying facilities, what’s your outlook there? Is that going to slow with Emeritus being brought on? And what types of opportunities are you seeing? Are you still preferring the ownership structure, or is sale leaseback going to be more of what we see in the future?

Andy Smith – Brookdale Senior Living, Inc. – CEO

Okay, a number of different questions there.

Unidentified Participant

Yes, four or five different questions.

Andy Smith – Brookdale Senior Living, Inc.  – CEO

Hopefully I remember them all. First, in terms of our near term expectations around acquisitions, we are going to keep our eye on the ball, which is to execute against our merger plans with Emeritus and to get that platform integrated with our own. So, an acquisition would have to be — of any size would have to be pretty compelling for us in the near term.

Over the longer term, our company is built to consolidate this still very fragmented industry. Although we will by a factor be the largest operator, we’re still going to only be 10% of the top 100 markets, as an example. But, the bar right now is going to be higher for us to pursue acquisitions until we feel confident that we’ve gotten this integration undertaken and completed.

Now, a couple of exceptions to that would be if we have an opportunity to buy assets that we currently operate. There’s not integration risk with that, so that’s really a financing transaction. We would, of course, try to — we’d try to accomplish that.

And the second thing I’d say is, as I alluded to with respect to our new joint venture with HCP around the entrance fee space, our entrance fee division is the least affected division within Brookdale by virtue of this merger. And it’s more standalone.

So, if we see acquisition opportunities in the entrance fee space, we would be inclined to pursue those, assuming that they’re attractive. And we don’t think that will divert our attention from our main goal of the Emeritus transaction.

Unidentified Participant

And what’s the percent ownership going to be after the Emeritus transaction closes?

Mark Ohlendorf – Brookdale Senior Living, Inc. – President, CFO

We’ll own just under 40% of our locations. I think it’s about 38,000 units.

Unidentified Participant

Okay. And ownership is still the preferable way of growth for you?

Mark Ohlendorf – Brookdale Senior Living, Inc. – President, CFO

Right.

Unidentified Participant

It seems like the market in the last couple years we’ve seen the sale leaseback as an emerging population theme. But, ownership is still where you guys want to be. You’re not looking at reducing that.

Andy Smith – Brookdale Senior Living, Inc.—CEO

Right. Generally speaking, all else being equal, which of course it never is, and marketing conditions staying static where they are today, our general rule of thumb would be we would prefer to own our assets outright.

If we can’t for whatever reason do that, we would prefer to own them in a joint venture, because we think that creates an alignment between the capital partner and us.

Third in our toolbox would be to lease an asset. And I would by no means say we would never do another lease, but it’s down our priority scale because there’s a natural — it’s nobody’s fault. There is a natural misalignment between a landlord and a tenant around things such as CapEx.

Now, again, I’m not saying we’d never do one. And if there were options to purchase or other contractual provisions in a lease, that would of course make it more attractive. But, our general rule is we prefer ownership either outright or in the form of a joint venture.

Unidentified Participant

So, what’s the biggest risk you see in this setup heading into the end of the year that could derail your positive investment or your positive thesis on the company?

Andy Smith – Brookdale Senior Living, Inc. – CEO

People. The most important thing that we have before us right now is to integrate Emeritus, and the most important factor in that is getting the people side of the equation right.

We have a lot of experience in integrating acquisitions. Both companies do. Emeritus has a lot of experience, as does Brookdale. We’ve got an integration team and a lot of very talented and experienced people working on the planning for that.

We’re going to have the right plans in place. I’m not going to say there’s not going to be a hiccup or two. There clearly will be in something of this size and scale.

But, the main thing that we have to do is to make sure that we get the people side of the equation right. There are going to be 80,000 people who work at the combined company all taking care of people at a vulnerable stage of their life.

We’ve got to make sure that the people side of the equation is right. So, I know I speak for Mark on this. If we worry about anything, that’s what we worry about the most.

Unidentified Participant

All right. Any questions from the audience? All right. That’s a good place to end. Thank you very much. Appreciate it.

Andy Smith – Brookdale Senior Living, Inc. – CEO

Great. Thank you, Brian. Thanks for having us. We really appreciate it.

Disclaimer

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE
COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION,
THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF
THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY
RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION
PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE
APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE
MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2014 Thomson Reuters. All Rights Reserved.

Forward Looking Statements

Certain items in this communication (including statements with respect to the merger with Emeritus and the transactions with HCP) may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “would,” “project,” “predict,” “continue,” “plan” or other similar words or expressions. Although we believe that expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and actual results and performance could differ materially from those projected. Factors which could have a material adverse effect on our operations and future prospects or which could cause events or circumstances to differ from the forward-looking statements include, but are not limited to, the risk associated with the current global economic situation and its impact upon capital markets and liquidity; changes in governmental reimbursement programs; our inability to extend (or refinance) debt (including our credit and letter of credit facilities) as it matures; the risk that we may not be able to satisfy the conditions precedent to exercising the extension options associated with certain of our debt agreements; events which adversely affect the ability of seniors to afford our monthly resident fees or entrance fees; the conditions of housing markets in certain geographic areas; our ability to generate sufficient cash flow to cover required interest and long-term operating lease payments; the effect of our indebtedness and long-term operating leases on our liquidity; the risk of loss of property pursuant to our mortgage debt and long-term lease obligations; the possibilities that changes in the capital markets, including changes in interest rates and/or credit spreads, or other factors could make financing more expensive or unavailable to us; our determination from time to time to purchase any shares under the repurchase program; our ability to fund any repurchases; our ability to effectively manage our growth; our ability to maintain consistent quality control; delays in obtaining regulatory approvals; the risk that we may not be able to expand, redevelop and reposition our communities in accordance with our plans; our ability to complete acquisitions and integrate them into our operations; competition for the acquisition of assets; our ability to obtain additional capital on terms acceptable to us; a decrease in the overall demand for senior housing; our vulnerability to economic downturns; acts of nature in certain geographic areas; terminations of our resident agreements and vacancies in the living spaces we lease; early terminations or non-renewal of management agreements; increased competition for skilled personnel; increased union activity; departure of our key officers; increases in market interest rates; environmental contamination at any of our communities; failure to comply with existing environmental laws; an adverse determination or resolution of complaints filed against us; the cost and difficulty of complying with increasing and evolving regulation; risks relating to the merger with Emeritus and the transactions with HCP, including in respect of the satisfaction of closing conditions to such transactions; unanticipated difficulties and/or expenditures relating to such transactions; the risk that regulatory approvals required for such transactions are not obtained or are obtained subject to conditions that are not anticipated; uncertainties as to the timing of such transactions; litigation relating to such transactions; the impact of such transactions on each company’s relationships with residents, employees and third parties; and the inability to obtain, or delays in obtaining, cost savings and synergies from such transactions; as well as other risks detailed from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. We expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

In connection with the Merger, the Company has filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of the Company and Emeritus that also constitutes a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. The Registration Statement was declared effective by the SEC on June 5, 2014. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. A free copy of the joint proxy statement/prospectus and other filings containing information about the Company and Emeritus may be obtained at the SEC’s Internet site (http://www.sec.gov). You are also able to obtain these documents, free of charge, from the Company at www.brookdale.com under the heading “About Brookdale / Investor Relations” or from Emeritus at www.emeritus.com under the heading “Investor Relations.”

The Company and Emeritus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and Emeritus’ stockholders in connection with the Merger. Information about the directors and executive officers of the Company and their ownership of Company Common Stock is set forth in the Definitive Proxy Statement on Schedule 14A, as filed with the SEC on June 6, 2014. Information about the directors and executive officers of Emeritus and their ownership of Emeritus Common Stock is set forth in Emeritus’ Annual Report on Form 10-K/A, as filed with the SEC on April 30, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the joint proxy statement regarding the Merger. Free copies of this document may be obtained as described in the preceding paragraph. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.